Exhibit 99.1

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: June 28, 2010

To: All Canadian Securities Regulatory Authorities

Subject: VERMILION ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	23-07-2010
Record Date for Voting (if applicable) :	23-07-2010
Beneficial Ownership Determination Date :	23-07-2010
Meeting Date :	31-08-2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
SERIES A EXCHANGEABLE SHARES	923901201	CA9239012011
TRUST UNIT	923728109	CA9237281097
RESTRICTED TRUST UNIT	923728117	US9237281178

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for VERMILION ENERGY TRUST